UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Frozen Food Express Industries, Inc.

(Name of Subject Company)

DUFF BROTHERS CAPITAL CORPORATION

Owned by: the Thomas Milton Duff Amended and Restated Trust Agreement and

the James Ernest Duff Amended and Restated Trust Agreement

and controlled by Thomas Milton Duff and James Ernest Duff

(Name of Filing Persons [Offerors])

COMMON STOCK, $1.50 PAR VALUE

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

601-424-3210

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$36,546,497	$4,985

*  Estimated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (a) $2.10, the offer price per share by (b) the sum of: (i) 17,126,094, which is equal to the number of issued and outstanding shares of Frozen Food Express Industries, Inc. common stock (and unvested restricted stock) (18,175,818) minus the shares beneficially owned in the aggregate by the Filing Persons (1,050,124); and (ii) 277,000, the number of shares of Frozen Food Express Industries, Inc. common stock issuable by Frozen Food Express Industries, Inc. pursuant to the exercise of outstanding stock options under Frozen Food Express Industries, Inc.’s stock option plans.  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,985
Form or Registration No:	Schedule TO
Filing Party:	Duff Brothers Capital Corporation, Thomas Milton Duff Amended and Restated Trust Agreement, James Ernest Duff Amended and Restated Trust Agreement, Thomas Milton Duff, and James Ernest Duff
Date Filed:	July 22, 2013

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to Frozen Food Express Industries, Inc., a Texas corporation (“FFE”) (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Duff Brothers Capital Corporation., a Texas corporation (“Purchaser”).  Purchaser is owned by the Thomas Milton Duff Amended and Restated Trust Agreement and the James Ernest Duff Amended and Restated Trust Agreement.  The Purchaser’s owners are controlled by Thomas Milton Duff and James Ernest Duff as trustee of the respective trust bearing their name.  Together, the Purchaser, the Thomas Milton Duff Amended and Restated Trust Agreement, the James Ernest Duff Amended and Restated Trust Agreement, Thomas Milton Duff, and James Ernest Duff are the Filing Persons of this Schedule TO and the Bidders.  This Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock not already owned by its control persons, $1.50 par value per share (the “Shares”), of FFE that are issued and outstanding, at a price of $2.10 per Share, net to the sellers in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013 (the “Disclosure Document”), and in the related letter of transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Disclosure Document and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information

Section 17—“Certain Legal Matters; Regulatory Approvals “ of the Disclosure Document  is amended to delete the first sentence under the subsection “General” and to add the following subsection:

Litigation:

On July 19, 2013, a putative class action lawsuit challenging the Offer and the Merger, captioned Wheeler v. Frozen Food Express Industries, Inc., Civil Action No. 3:13-CV-2823, was filed in the United States District Court, Northern District of Texas, Dallas Division (the “Stockholder Litigation”).  The Stockholder Litigation was filed against FFE, the individual members of the FFE Board, Purchaser, and Duff Brothers Subsidiary, Inc. (“Merger Sub”).  The Stockholder Litigation generally alleges, among other things, that the members of the FFE Board breached their fiduciary duties by failing to take steps to maximize the value to be paid to FFE’s shareholders, entering into the Merger Agreement containing preclusive deal protection devices, approving the proposed Offer and Merger for inadequate consideration, and ignoring certain alleged conflicts of interest in connection with the Offer and Merger.  The Stockholder Litigation also alleges claims against Purchaser and Merger Sub for aiding and abetting such alleged breaches of fiduciary duties.  The plaintiff in the Stockholder Litigation generally seeks, among other things, injunctive relief prohibiting consummation of the proposed Offer and Merger, damages and attorneys’ fees and costs, and other forms of relief.  On July 24, 2013, the plaintiff filed an Amended Class Action Complaint.  In addition to the allegations asserted in the first complaint, the amended complaint claims that in connection with the Offer and Merger, FFE and its Directors omitted material facts in FFE’s Recommendation Statement on Schedule 14D-9 in violation of federal securities laws and in breach of fiduciary duties.

Purchaser and Merger Sub believe the Plaintiff’s allegations in the above lawsuit lack merit and intend to contest them vigorously; however, there can be no assurance that Purchaser and Merger Sub will be successful in their defense.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated July 29, 2013

DUFF BROTHERS CAPITAL CORPORATION

BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF, CO-PRESIDENT

BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, CO-PRESIDENT

THOMAS MILTON DUFF AMENDED AND RESTATED TRUST AGREEMENT

BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF, TRUSTEE

JAMES ERNEST DUFF AMENDED AND RESTATED TRUST AGREEMENT

BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, TRUSTEE

/s/ Thomas Milton Duff
THOMAS MILTON DUFF

/s/ James Ernest Duff
JAMES ERNEST DUFF